82-3410

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

8th November, 2005

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Communication to the Members under Section 302 of the Companies Act, 1956

We enclose, in terms of the Listing Agreement, three advance copies of the communication dated 28th October, 2005 to the Members of the Company under Section 302 of the Companies Act, 1956.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

TO THE MEMBERS OF THE COMPANY

Disclosure under Section 302 of the Companies Act, 1956.

(A) Abstract of variation in the terms of remuneration of the Wholetime Directors of the Company

The Board of Directors of the Company ('the Board') at its meeting held on 28th October, 2005 approved on the recommendation of the Compensation Committee, subject to the approval of the Members, modification in the terms of remuneration of the Wholetime Directors of the Company which with effect from 1st October, 2005 will be as follows:-

Wholetime Director	Consolidated Salary per month	Period
Mr. Y. C. Deveshwar (Chairman)	Rs. 14,00,000/-	For the residual period of their respective terms of appointment.
Mr. S. S. H. Rehman	Rs. 6,75,000/-	
Mr. A. Singh	Rs. 6,75,000/-	
Mr. K. Vaidyanath	Rs. 5,50,000/-	For the residual period of his current term of appointment and also for the period of his re-appointment from 17th January, 2006, as approved by the Members at the Annual General Meeting held on 29th July, 2005.

All other existing terms of remuneration of the Wholetime Directors, including performance bonus and perquisites, as approved by the Members, remain unchanged.

The respective Wholetime Directors are interested individually insofar as the same relates to variation in their remuneration.

(B) Abstract of variation in the terms of re-appointment of Mr. S. S. H. Rehman as a Wholetime Director of the Company

The Board at the aforesaid meeting extended on the recommendation of the Nominations Committee, subject to the approval of the Members, the current term of Mr. S. S. H. Rehman by a further period of three years from 21st March, 2006 on the remuneration stated in (A) above. The current term of office of Mr. Rehman was due to expire on 20th March, 2006 in terms of the approval of the Members at the Annual General Meeting held on 30th July, 2004.

None of the Directors of the Company, other than Mr. Rehman, is interested in the aforesaid variation.

(C) Abstract of variation in the terms of re-appointment of Mr. A. Singh as a Wholetime Director of the Company

The Board at the aforesaid meeting extended on the recommendation of the Nominations Committee, subject to the approval of the Members, the current term of Mr. A. Singh by a further period of three years from 22nd March, 2007 on the remuneration stated in (A) above. The current term of office of Mr. Singh was due to expire on 21st March, 2007 in terms of the approval of the Members at the Annual General Meeting held on 25th July, 2003.

None of the Directors of the Company, other than Mr. Singh, is interested in the aforesaid variation.

Dated: 28th October, 2005.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary